Mail Stop 4561
Via fax: 315-331-3547

April 30, 2010

Barry Gilbert
Chairman & CEO
IEC Electronics Corp.
105 Norton Street
Newark, NY 14513

        Re: IEC Electronics Corp.
                 Form 10-K for the Year Ended September 30, 2009
                 Filed on November 13, 2009
                 File No. 001-34376

Dear Mr. Gilbert:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                             Sincerely,

                             Kathleen Collins
                             Accounting Branch Chief